Exhibit 99.24
Notice to ASX/LSE
Rio Tinto

Smaller Related Party Transactions

26 June 2019

Rio Tinto plc (the “Company”) announces that Oyu Tolgoi LLC, an entity in which the Company has a 33.5% indirect ownership interest, has entered into agreements with three Chinese EPC contractors, each of which potentially creates a smaller related party transaction for the purposes of the UK Listing Rules.

As part of a competitive tender process, each contractor has been requested to submit a bid for the engineering, design and construction of a power station at the Tavan Tolgoi coal fields, which will supply power for Oyu Tolgoi LLC copper mine in Mongolia. The agreement entered into with each bidder provides that, where a bidder submits a conforming bid and it is not awarded the EPC contract for the power station, Oyu Tolgoi LLC will pay US$350,000 to that bidder to offset the costs of preparing that bid and the early engineering and design work packs.

The contractors are China Machinery Engineering Corporation, Harbin Electric International Company Limited and Power Construction Corporation of China. Each of these contractors is a State-Owned Enterprise ultimately owned by the People’s Republic of China. As such, each of these entities is treated as a related party of the Company for the purposes of the UK Listing Rules.

On 26 November 2018, the Company announced the sale of its stake in Rossing Uranium Limited to China National Uranium Corporation Limited, which was a smaller related party transaction. Due to the twelve month aggregation provisions within the UK Listing Rules, the arrangements entered into by Oyu Tolgoi LLC are therefore also smaller related party transactions falling within LR 11.1.10 R.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State.

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404